LADENBURG THALMANN & CO. INC.

570 Lexington Avenue

12th Floor

New York, New York 10022

December 13, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Saratoga Investment Corp.
Registration Statement on Form N-2
File No.: 333-214182

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the several underwriters of the proposed public offering of notes due 2023 of Saratoga Investment Corp. (the “Company”), hereby joins in the request of the Company that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 5:00 PM on December 13, 2016, or as soon thereafter as practicable.

We, acting as representative to the several underwriters, wish to advise you that, between December 12, 2016 and December 13, 2016, the underwriters distributed as many “E-red” copies of the Preliminary Prospectus, dated December 9, 2016, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectus. We have been informed by the other underwriters participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectus.

Very truly yours,

LADENBURG THALMANN & CO. INC., as representative of the several underwriters

By:	/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Head of Capital Markets